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                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                            -------------------

                                SCHEDULE 13D
                               (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
            PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(a)(1)


                          CONTANGO OIL & GAS COMPANY
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                                (Name of Issuer)


                          Common Stock, $.04 par value
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                         (Title of Class of Securities)


                                  21075N105
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                                 (CUSIP Number)

                                 Kenneth R. Peak
                           Contango Oil & Gas Company
                        3700 Buffalo Speedway, Suite 960
                              Houston, Texas 77098
                                 (713) 960-1901
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 25, 1999
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).



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CUSIP NO.   21075N105                          13D
         ----------------------                                   ---  ---


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     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              KENNETH R. PEAK
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /
                       N/A
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     3        SEC USE ONLY
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     4        SOURCE OF FUNDS*

                       PF
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                           / /
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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       USA
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                            7     SOLE VOTING POWER

       NUMBER OF                           3,817,000 SHARES OF COMMON STOCK
        SHARES            ------------------------------------------------------
     BENEFICIALLY           8     SHARED VOTING POWER
       OWNED BY
         EACH                              0 SHARES OF COMMON STOCK
       REPORTING          ------------------------------------------------------
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                           3,817,000  SHARES OF COMMON STOCK
                          ------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                           0 SHARES OF COMMON STOCK
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       3,817,000 shares of Common Stock
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*    N/A                                         / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       31.15%
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     14       TYPE OF REPORTING PERSON*

                       IN
--------------------------------------------------------------------------------



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                      STATEMENT PURSUANT TO RULE 13d-1

                                   OF THE

                        GENERAL RULES AND REGULATIONS

                                  UNDER THE

                 SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

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1.       SECURITY AND ISSUER

         This statement relates to the common stock, $0.04 par value per share, of Contango Oil & Gas Company, a Nevada corporation. The address of Contango's principal executive office is 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098. Until September 28, 1999, Contango operated under the name MGPX Ventures, Inc.

2.       IDENTITY AND BACKGROUND

         The name and principal business address of the person filing this statement are:

         Kenneth R. Peak
         3700 Buffalo Speedway
         Suite 960
         Houston, Texas 77098

         Mr. Peak is the president and chief executive officer of contango.

         During the last five years, Mr. Peak has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or which found any violation with respect to such laws.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Peak entered into Subscription Agreements with Contango dated as of August 13, 1999 and September 2, 1999, which are attached as Exhibit 1 and
Exhibit 2 and incorporated by reference to this Schedule 13D. Mr. Peak purchased 1,545,000 shares of common stock at a purchase price of $0.10 per share and warrants to purchase 1,400,000 shares of common stock at a purchase price of $14,000 on August 25 for an aggregate purchase price of $168,500 in cash.
Mr. Peak financed the purchase from his personal assets.



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         On October 6, 1999, Mr. Peak acquired 872,000 additional shares of common stock at a purchase price of $0.30 a share for an aggregate price of $261,600. Mr. Peak financed the purchase from his personal assets.

4.       PURPOSE OF TRANSACTION

         Mr. Peak purchased the shares of common stock for the purpose of acquiring a substantial investment in Contango. Subject to applicable securities laws and regulations, Mr. Peak may dispose or acquire securities of Contango, including the common stock, depending upon the position of the market, the issuer and other factors.

         In connection with Mr. Peak's investments in Contango in august and october 1999, he became the president and chief executive officer of Contango and a director of Contango.

         Except as set forth above, Mr. Peak does not currently have any plans or proposals which relate to or would result in any other acquisition by any person of additional securities of Contango, or the disposition of securities of Contango. Mr. Peak does not currently have any plans or proposals which relate to or would result in any other changes in the board of directors or management of Contango, or which relate to or would result in any of the results specified in paragraphs (a) through (j) of item 4 of schedule 13d. However, Mr. Peak's plans and proposals with respect to these matters may change at any time and from time to time.

5.       INTEREST IN SECURITIES OF THE ISSUER

         Mr. Peak owns 2,417,000 shares of common stock and may be deemed to be the beneficial owner of 1,400,000 additional shares which he has the right to purchase upon exercise of warrants for a total of 3,817,000 shares of common stock beneficially owned. Subject to applicable marital property laws, Mr. Peak has sole voting and dispositive power with respect to all of his shares of common stock.

         Except as set forth in item 3 above, Mr. Peak has not effected any transactions in common stock in the past 60 days.

         No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock held by Mr. Peak.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

         Except as described in this Schedule 13D, Mr. Peak is not party to any contracts, arrangements, understandings or other relationships with respect to the securities of Contango.



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7.       MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1. Subscription Agreement dated as of August 13, 1999 between Kenneth R. Peak and MGPX Ventures, inc.

         Exhibit 2. Subscription Agreement dated as of September 2, 1999 between Kenneth R. Peak and MGPX Ventures, inc.




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                                 SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 1999

                                    /s/ Kenneth R. Peak
                                    ----------------------------
                                    Kenneth R. Peak